UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 1, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
B15	Atlanta, GA	Single-family home	12/1/17	$320,831
K68	Atlanta, GA	Single-family home	12/1/17	$272,103
W65	Atlanta, GA	Single-family home	12/1/17	$268,501

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – B15 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – B15 - Controlled Subsidiary”), for an initial purchase price of $320,831 which is the initial stated value of our equity interest in the Fundrise eFUND –B15 - Controlled Subsidiary (the “B15 Investment”). The Fundrise eFUND – B15 - Controlled Subsidiary used the proceeds to acquire an existing six-bedroom, three bathroom, 1,723 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “B15 Property”). The closing of both the B15 Investment and the B15 Property occurred concurrently.

The B15 Investment was funded with $320,831 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - B15 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the B15 Investment (the “B15 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - B15 - Controlled Subsidiary, including the B15 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the B15 Investment, paid directly by the Fundrise eFUND - B15 - Controlled Subsidiary.

In addition to the initial investment amount of $320,831, we anticipate additional costs of approximately $165,441 for the planned renovation intended to make the B15 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The B15 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The B15 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – K68 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – K68 - Controlled Subsidiary”), for an initial purchase price of $272,103 which is the initial stated value of our equity interest in the Fundrise eFUND –K68 - Controlled Subsidiary (the “K68 Investment”). The Fundrise eFUND – K68 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, two bathroom, 1,769 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “K68 Property”). The closing of both the K68 Investment and the K68 Property occurred concurrently.

The K68 Investment was funded with $272,103 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - K68 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the K68 Investment (the “K68 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - K68 - Controlled Subsidiary, including the K68 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the K68 Investment, paid directly by the Fundrise eFUND - K68 - Controlled Subsidiary.

In addition to the initial investment amount of $272,103, we anticipate additional costs of approximately $188,058 for the planned renovation intended to make the K68 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The K68 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The K68 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – W65 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – W65 - Controlled Subsidiary”), for an initial purchase price of $268,501 which is the initial stated value of our equity interest in the Fundrise eFUND –W65 - Controlled Subsidiary (the “W65 Investment”). The Fundrise eFUND – W65 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two bathroom, 1,524 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “W65 Property”). The closing of both the W65 Investment and the W65 Property occurred concurrently.

The W65 Investment was funded with $268,501 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - W65 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W65 Investment (the “W65 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - W65 - Controlled Subsidiary, including the W65 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the W65 Investment, paid directly by the Fundrise eFUND - W65 - Controlled Subsidiary.

In addition to the initial investment amount of $268,501, we anticipate additional costs of approximately $195,370 for the planned renovation intended to make the W65 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The W65 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The W65 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 29, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        December 7, 2017